

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Exemption File No 82-5006

RECEIVED

2010 MAY -5 A 7:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 April 2010

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER



10015646

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 29 April 2010 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

5/5

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.18

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*


RECEIVED
2010 MAY -5 A 7:28

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 29 April 2010

* *For identification purpose only*


Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : April 29, 2010

Re : Resolutions passed at the Annual General Meeting of Shareholders No. 16

Dear Sirs,

Shangri-La Hotel Public Company Limited ("the Company") would like to inform you of the following resolutions passed at its Annual General Meeting held on April 29, 2010:

1. That the minutes of the Annual General Meeting of Shareholders No. 15 held on April 28, 2009 be adopted by majority votes as follows:-

- Approved : 116,232,225 votes or equal to 99.999 %.
- Objected : -None-
- Abstained : 1,700 votes or equal to 0.001%.

2. That the report of the Board of Directors on the business operation for the year 2009 be acknowledged.

3. That the audited financial statements of the Company for the year ended December 31, 2009 be approved by majority votes as follows:

- Approved : 116,231,825 votes or equal to 99.998 %.
- Objected : -None-
- Abstained : 2,100 votes or equal to 0.002%.

4. That the distribution of the annual dividend ("Annual Dividend") for the year ended December 31, 2009 at the rate of Baht 0.75 per share payable to the shareholders on May 25, 2010 be approved by majority votes as follows:

- Approved : 116,232,225 votes or equal to 99.999 %.
- Objected : -None-
- Abstained : 1,700 votes or equal to 0.001%.

The record date on which shareholders have the right to receive Annual Dividend will be May 10, 2010 and the share registers of the Company will be closed on May 11, 2010 under Section 225 of the Securities and Exchange Act.

5. That the re-appointment of the following retiring directors be approved by majority votes as follows:

1) Mr. Maris Pakdeetaveevivat : Vice Chairman of the Board of Directors

- Approved : 116,230,625 votes or equal to 99.997 %.
- Objected : -None-
- Abstained : 3,300 votes or equal to 0.003%.

.../2

2) Mdm. Kuok Oon Kwong : Managing Director
- Approved : 116,230,625 votes or equal to 99.997 %.
- Objected : -None-
- Abstained : 3,300 votes or equal to 0.003%.

3) Mrs. Pavinee Meensuk : Director and Company Secretary
- Approved : 116,230,625 votes or equal to 99.997 %.
- Objected : -None-
- Abstained : 3,300 votes or equal to 0.003%.

4) Mr. Kledchai Benja-athonsirikul : Independent Director and Member of Audit Committee
- Approved : 116,230,625 votes or equal to 99.997 %.
- Objected : -None-
- Abstained : 3,300 votes or equal to 0.003%.

6. That the total amount of the remuneration of the Board of Directors and the Audit Committee for the year 2010 amounting to Baht 3,539,178 be approved by majority votes as follows:
- Approved : 116,230,925 votes or equal to 99.998 %.
- Objected : 1,400 votes or equal to 0.001%.
- Abstained : 1,600 votes or equal to 0.001%.

7. That the appointment of the following auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors and their remuneration for the year 2010 of Baht 1,150,000 be approved by majority votes as follows:

	Name	C.P.A. (Thailand) No.
	1. Mrs. Anutai Poomsurakul	3873
and /or	2. Mr. Chanchai Chaiprasit	3760
and /or	3. Mr. Somchai Jinnovart	3271

- Approved : 116,230,725 votes or equal to 99.997 %.
- Objected : -None-
- Abstained : 3,200 votes or equal to 0.003%.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary